2828 N. Harwood Street

Suite 1800

Dallas, TX 75201-2139

214-922-3400

Fax: 214-922-3899

www.alston.com

Gustav F. Bahn	Direct Dial: 214-922-3405	Email: gustav.bahn@alston.com

October 10, 2014

Via EDGAR AND Overnight Delivery

Ms. Angela McHale Senior Counsel Division of Corporation Finance U.S. Securities and Exchange Commission Mail Stop 3010 Washington, D.C. 20549-6010

Re:	Moody National REIT II, Inc. File No. 333-198305

Dear Ms. McHale:

This letter sets forth the response of our client, Moody National REIT II, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated September 19, 2014 regarding the Issuer’s Registration Statement on Form S-11 (the “Registration Statement”). In connection with the submission of this correspondence, the Issuer has filed Amendment No.1 to the Registration Statement (“Amendment No. 1”) with the Commission via EDGAR. Enclosed herewith please find a blacklined version of Amendment No. 1 which is marked to show changes to the initial Registration Statement. For convenience of reference, this response letter includes the same caption and paragraph number, as well as the text of the comment, set forth in your September 19, 2014 comment letter followed by the Issuer’s response. References to page numbers in the Issuer’s responses are references to page numbers of Amendment No. 1.

General

1.

Comment: Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act of 1933 to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: This response shall serve as confirmation that neither the Issuer nor any person authorized to act on its behalf has engaged in, or intends to engage in, oral or written communications with potential investors that are qualified institutional buyers or institutional accredited investors in reliance on and pursuant to Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, the Issuer further confirms that no research reports about the Issuer have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act or otherwise by any broker or dealer that will participate in the Issuer’s public offering.

Ms. Angela McHale

October 10, 2014

If at any time in the future the Issuer, or any person authorized to act on its behalf, determines to rely upon or engage in activities covered by Section 5(d) or Section 2(a)(3) of the Securities Act, the Issuer hereby agrees and confirms that it shall promptly: (i) inform the Commission of such reliance; (ii) update its response to this Comment 1; and (iii) furnish copies of all such materials to the Commission.

2.

Comment: Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: The Issuer does not intend to include any graphics, maps, photographs or other artwork other than those that are already included in the prospectus that forms a part of the Registration Statement (the “Prospectus”). In the event that the Issuer later determines to include any such items in the Prospectus, it shall submit copies of any and all such items to the Commission for review prior to the inclusion of any such items in the Prospectus. The Issuer further confirms that such graphics and pictorial representations will not be included in any preliminary prospectus distributed to prospective investors prior to the Commission’s review.

3.

Comment: Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, including, but not limited to, market research data culled from the STR Trend Report, PKF Hospitality Consulting and Smith Travel Research. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily.

Response: The Issuer is separately furnishing the requested information in paper form, accompanied by a cover letter that: (i) indicates that such materials are being furnished to the Commission pursuant to Rule 418 of the Securities Act; (ii) requests that all such materials be returned to the Issuer or destroyed upon completion of the Commission’s review; and (iii) provides the other information required under Rule 418(b) of the Securities Act.

4.

Comment: We note on page 119 that you have authorized the use of certain sales material in connection with this offering. Please note that any sales literature, whether written or unwritten, that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any material information or disclosure regarding the offering that is not derived from or disclosed in the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5.

Response: The Issuer undertakes to provide the Commission with all promotional and sales materials and other sales literature, including materials that will only be used by broker-dealers, prior to use as required by Item 19.D of Industry Guide 5 (“Guide 5”).

5.

Comment: We note your analysis beginning on page 15, and again on page 23 in the risk factors section, regarding why you believe your planned investment activities will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Ms. Angela McHale

October 10, 2014

Response: As described in greater detail on page 50 of Amendment No. 1, the Issuer intends to conduct its operations so that the Issuer, the Issuer’s operating partnership and each subsidiary of the operating partnership are exempt from registration as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Section 3(a)(1)(A) of the Investment Company Act defines an “investment company” as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an “investment company” as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the “40% Test”). Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

The Issuer believes that it, its operating partnership and most of the subsidiaries of its operating partnership will not fall within either definition of investment company as it intends to invest primarily in real property, rather than in securities, through its operating partnership or its operating partnership’s wholly or majority-owned subsidiaries, the majority of which the Issuer expects will have at least 60% of their assets in real property. As these subsidiaries would be investing either solely or primarily in real property, they would not be within the definition of “investment company” under Section 3(a)(1)(C) of the Investment Company Act. The Issuer is organized as a holding company that conducts its businesses primarily through its operating partnership, which in turn is a company conducting its business of investing in real property either directly or through its subsidiaries. Both the Issuer and its operating partnership intend to conduct its operations so that it complies with the 40% Test. The Issuer will monitor its holdings to ensure continuing and ongoing compliance with this test.

Even if the value of investment securities held by a subsidiary of the Issuer’s operating partnership were to exceed 40% of its total assets, it expects that subsidiary to be able to rely on the exclusion from the definition of “investment company” provided by Section 3(c)(5)(C) of the Investment Company Act, which is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on, and interests in, real estate.” This exception generally requires that at least 55% of a subsidiary’s portfolio must be comprised of qualifying real estate assets and at least 80% of its portfolio must be comprised of qualifying real estate assets and real estate-related assets (and no more than 20% comprised of miscellaneous assets).

In addition, the Issuer believes that neither it nor its operating partnership will be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because neither the Issuer nor its operating partnership will engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through the operating partnership or the operating partnership’s wholly owned or majority-owned subsidiaries, the Issuer and its operating partnership will be primarily engaged in the business of purchasing or otherwise acquiring real property.

The Issuer acknowledges that the Staff will refer this response to the Division of Investment Management for further review.

Ms. Angela McHale

October 10, 2014

6.

Comment: Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

Response: The Issuer has analyzed the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to its share repurchase program and has determined that the elements of its share repurchase program are consistent with the relief granted by the Division of Corporation Finance in prior no action letters.

7.

Comment: We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

Response: The Issuer has analyzed the applicability of Regulation M to its share repurchase program and has determined that the elements of its share repurchase program are consistent with the class relief granted by the Division of Market Regulation.

Prospectus Cover Page

8.

Comment: We note your disclosure that your board of directors may change the price of shares in this offering in its discretion from time to time. Please tell us the basis for the board’s ability to change the price, how the board of directors would affect any change in price, how any price change would impact then-current shareholders and how you intend to notify shareholders of any such change. We may have further comment.

Response: The Issuer respectfully directs the Staff to the following disclosure set forth under the section titled “Prospectus Summary–Terms of the Offering” (page 9 of Amendment No. 1):

“Our board of directors may, from time to time, in its sole and absolute discretion, change the price at which we offer shares to the public in the primary offering or pursuant to our distribution reinvestment plan to reflect changes in our estimated value per share, changes in applicable law or other factors that our board of directors deems relevant. If we determine to change the price at which we offer shares, we do not anticipate that we will do so more frequently than quarterly.” (emphasis added)

The Issuer also respectfully directs the Staff to the section titled “Description of Capital Stock—Changes to Offering Price” (page 92 of Amendment No. 1):

Ms. Angela McHale

October 10, 2014

“Our board of directors may, in its sole discretion, from time to time, change the price at which we offer shares to the public in the primary offering or pursuant to our distribution reinvestment plan based upon changes in our estimated value per share, as calculated by our advisor, and other factors that our board of directors deems relevant. See “Plan of Distribution — General.” In the event that we revise the offering price in the primary offering or pursuant to our distribution reinvestment plan, we will disclose the factors considered by our board of directors in determining such revised offering price in a supplement to this prospectus. The factors considered by our board of directors in determining to revise the offering price may include, in addition to changes in the value of the assets held in our portfolio, changes to our estimated value per share, our historical and anticipated results of operations and financial condition, our current and anticipated distribution payments, yields and offering prices of other real estate companies we deem to be substantially similar to us, our current and anticipated capital and debt structure, the recommendations and assessment of our prospective investments made by our advisor and the expected execution of our investment and operating strategies. In connection with revising the offering price, we will disclose the various factors considered by our board of directors in making such determination and the general trends or circumstances relating to the factors considered by our board of directors in making their determination.” (emphasis added)

The potential impact of any change in the offering price on then-current shareholders, and specifically the risks associated with any such change, is also disclosed in Amendment No. 1. The Issuer respectfully directs the Staff to the following two risk factors (pages 19 and 20 of Amendment No. 1):

“The offering price of our shares of common stock for this offering was not determined on an independent basis, and therefore it may not accurately represent the current value of our assets at any particular time.

The offering price of our shares of common stock for this offering was not determined on an independent basis and bears no relationship to our book or asset values or to any other established criteria for valuing shares. Because the offering price is not based upon any independent valuation, the offering price may not be indicative of the proceeds that you would receive upon our liquidation. Further, the offering price may be significantly more than the price at which our shares of common stock would trade if they were to be listed on an exchange or actively traded by broker-dealers.”

“The price of our shares of common stock may be adjusted to a price less than the price you paid for your shares of common stock.

The price of our shares of common stock may be adjusted periodically, in the sole and absolute discretion of our board of directors, to reflect changes in the estimated value of our assets and other factors our board of directors deems relevant and therefore future adjustments may result in an offering price lower than the price you paid for your shares.”

Ms. Angela McHale

October 10, 2014

The Issuer confirms that it intends to file a prospectus supplement and take any other actions necessary in connection with appropriately notifying its stockholders of any change in the price of shares of its common stock.

Questions and Answers about Our Offering, page 1

General

9.

Comment: Please include a separate question and answer to address other REITs of your sponsor that may compete with your business due to similar investment objectives or advise.

Response: The Issuer has included the requested question and answer on page 3 of Amendment No. 1.

Prospectus Summary

Summary of Risk Factors, page 7

10.

Comment: Please revise the 7th bulleted risk factor to clarify, if accurate, that you intend to pay your initial distributions from offering proceeds. We note your related disclosure on page 13.

Response: The Issuer acknowledges the Staff’s concern and has revised the risk factor to include a statement that as a blind pool offering, it is likely that distributions paid early in the offering and before the Issuer has acquired a substantial portfolio of real estate assets will be funded primarily from offering proceeds.

11.

Comment: Please supplement your 11th bulleted risk factor to note, if accurate, that poor performance by your advisor will have no bearing on termination or your obligation to pay certain fees, which may be substantial.

Response: The Issuer has supplemented the above-referenced risk factor to include disclosure that the Issuer may be obligated to pay significant fees to its advisor regardless of advisor’s performance. The Issuer has amended the risk factor on page 7 of Amendment No. 1 as follows:

“We will pay substantial fees and expenses to our advisor and its affiliates, including the dealer manager for this offering. These fees were not negotiated at arm’s length and therefore may be higher than fees payable to unaffiliated parties. Upon termination of our advisory agreement for any reason, including for cause, our advisor will be paid all accrued and unpaid fees and expense reimbursements earned prior to the date of termination and we may be required to pay significant fees regardless of our advisor’s performance, which will reduce cash available for distribution to you.”

The Issuer notes that as disclosed under the subsection titled “Compensation Involving Our Advisor and its Affiliates,” the Issuer’s independent directors are responsible for supervising the performance of the Issuer’s advisor and, in connection with renewing the advisory agreement to be entered into between the Issuer and its advisor, shall evaluate, on an annual basis, the “reasonableness” of the advisor’s compensation “in relation to the nature and quality of services performed” by the advisor and its affiliates (page 68 of Amendment No. 1). Further, the Issuer’s Form of Articles of Amendment and Restatement provides that a majority of the independent directors on the Issuer’s board of directors (the “Board”) may terminate the advisory agreement “without cause or penalty” on 60 days’ written notice to our advisor. Therefore, poor performance may have a bearing on termination.

Ms. Angela McHale

October 10, 2014

Compensation to Our Advisor and Affiliates, page 10

12.

Comment: Please revise your fee disclosure to provide estimated amounts, where calculable, assuming your target leverage ratio.

Response: The Issuer confirms that, to the extent calculable, the Issuer has provided estimated amounts assuming its targeted leverage ratio of all calculable fees and expenses in the Registration Statement. The Issuer is unable to calculate and provide estimated amounts for the remaining fees and expenses (financing coordination fees, reimbursement of expenses, asset management fees, hotel management fees, annual incentive fees, operating expenses, disposition fees and the promote (in the form of special limited partnership interests)), because these fees and expenses are dependent on variables undeterminable at this time.

Distribution Policy, page 13

13.

Comment: We note that you intend to pay distributions starting the first calendar quarter after your first investment. As such, please revise to clarify, if accurate, that you plan to pay distributions in excess of earnings and cash flow from operations. Please also make conforming changes to your related disclosure elsewhere in the filing and update your risk factors disclosure on page 20 accordingly.

Response: As stated in the referenced section and described in greater detail in the section titled “Distributions,” the Issuer intends to make distributions on a monthly basis beginning no later than the first calendar month after the month in which the minimum offering requirements are met. However, the actual timing and amount of any distributions: (i) will be determined by the Board in its discretion; (ii) will depend on the Issuer’s current and projected cash flow and tax considerations; and (iii) may vary from time to time (page 86 of Amendment No. 1). The Issuer hereby confirms that, as of the date of this response letter, the Board has not approved the payment of any distribution. Notwithstanding the foregoing, the Issuer understands the Staff’s concern and has revised its disclosures on pages 7, 13 and 20 of Amendment No.1 to include additional disclosures stating that as a blind pool offering, it is likely that distributions paid during the early stages of the Issuer’s offering and before the Issuer has acquired a substantial portfolio of real estate assets will be funded primarily from offering proceeds.

Risk Factors

Risks Related to Conflicts of Interest

Our advisor and its affiliates, including our officers and some of our directors..., page 26

14.

Comment: Please revise here to also discuss how your acquisition and disposition fee structure could potentially incentivize your advisor to select acquisition targets that have a greater cost.

Ms. Angela McHale

October 10, 2014

Response: The Issuer respectfully contends that the above referenced risk factor (page 26 of Amendment No. 1) sufficiently addresses how the Issuer’s fee structure potentially incentivizes its advisor to select higher cost acquisition targets. The risk factor states, in part:

Further, our advisor may recommend that we invest in a particular asset or pay a higher purchase price for the asset than it would otherwise recommend if it did not receive an acquisition fee. Certain potential acquisition fees and asset management fees payable to our advisor and hotel management and leasing fees payable to the property manager would be paid irrespective of the quality of the underlying real estate or hotel management services during the term of the related agreement. These fees may incentivize our advisor to recommend transactions with respect to the sale of a property or properties that may not be in our best interest at the time. Investments with higher net operating income growth potential are generally riskier or more speculative. In addition, the premature sale of an asset may add concentration risk to the portfolio or may be at a price lower than if we held on to the asset. Moreover, our advisor will have considerable discretion with respect to the terms and timing of acquisition, disposition and leasing transactions. In evaluating investments and other management strategies, the opportunity to earn these fees may lead our advisor to place undue emphasis on criteria relating to its compensation at the expense of other criteria, such as the preservation of capital, to achieve higher short-term compensation. Considerations relating to our affiliates’ compensation from us and other Moody National affiliates could result in decisions that are not in the best interests of our stockholders. (emphasis added)

Investment Strategy, Objectives, and Policies, page 42

15.

Comment: Please revise this section to include disclosure regarding the board’s oversight of the manager with respect to investment decisions.

Response: The Issuer has revised this section as requested to include additional disclosures regarding the Board’s oversight of its advisor with respect to investment decisions. Please reference the revised disclosure on page 42 of Amendment No. 1.

16.

Comment: Please clarify whether the company may change its investment objectives without shareholder notice or consent and provide risk factor disclosure if applicable.

Response: This response shall serve as confirmation that the Issuer’s Investment Objectives (page 6 of Amendment No. 1), as initially determined and adopted by the Board, may only be amended with the approval of the Issuer’s stockholders.

Allocation of Investment Opportunities, page 68

17.

Comment: To the extent any other funds managed by your manager, besides Moody National REIT I, target the same investments, please provide detailed disclosure regarding the size of those funds and procedures whereby investment opportunities are allocated among funds. We note your disclosure elsewhere regarding the similar investment objectives of the private funds.

Response: The Issuer notes that as disclosed in the Prospectus, the Issuer’s advisor is a newly formed entity and the Issuer hereby confirms that there are no other funds or investment vehicles, private or public, with investment objectives substantially similar to the Issuer, managed by its advisor. Notwithstanding the foregoing, to the extent the Issuer may compete with other programs managed by the Issuer’s advisor for investment opportunities in the future, the Issuer undertakes to disclose in the Prospectus the investment allocation procedures and information regarding these affiliated programs as and when such competition arises.

Ms. Angela McHale

October 10, 2014

Prior Performance Summary, page 70

18.

Comment: Please provide an analysis as to how you determined that each of the properties referenced in this section should be considered a “program” within the meaning of Industry Guide 5. Include in your analysis a discussion of the investor pool and information relating to the closing of such programs. We may have further comment.

Response: The Issuer included all of the properties purchased from the offering proceeds raised in connection with each of the private and public securities offerings conducted by the other real estate entities sponsored, directly or indirectly, by the Issuer’s sponsor. With respect to the private offerings, each such offering was conducted in connection with the acquisition of a specific property (i.e., all of the proceeds generated by the offering were used to acquire a specific property and the aggregate offering amount was based on the purchase price of such property). Since the Issuer’s sponsor does not have a “public track record,” (as defined in Guide 5) information was provided for each prior program, public or private. The private programs were conducted as private placements in accordance with Section 4(a)(2) of the Securities Act and Regulation D. Therefore, the investor pool for each private program consisted of “accredited investors,” as such term is defined under Rule 501(a) and up to 35 non-accredited investors. With respect to the prior public program, Moody National REIT I, Inc., each investor satisfied the suitability standards set forth in its prospectus (as represented to by each investor via the Subscription Agreement entered into in connection with the investment).

Appendix A - Prior Performance Tables, page A-1

General

19.

Comment: Please explain why you have omitted Table I.

Response: The Issuer has omitted Table I because no programs sponsored, directly or indirectly, by the Issuer’s sponsor have had offerings which closed in the three most recent years.

Table IV—Operating Results of Completed Prior Programs, page A-3

20.

Comment: Please revise the Notes to Table IV to disclose how you calculated the Annualized Return on Investment. Refer to the guidance in http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic6.htm

Response: This response shall serve as confirmation that the Issuer calculated Annualized Return on Investment in accordance with the cited guidance. The Issuer has revised the Notes to Table IV to include the requested disclosure as follows (please reference page A-3 of Amendment No. 1):

“(4) Annualized return on investment is calculated based upon (a) the difference between the aggregate amounts distributed to investors and the aggregate amount invested by investors, divided by (b) the aggregate amount invested by investors multiplied by the number of years from the initial investment from an investor to the liquidity event. We did not exclude from the amount raised from investors any underwriting fees and commissions disclosed to investors and paid from the amount raised.”

Ms. Angela McHale

October 10, 2014

Exhibits

General

21.

Comment: We note the exhibit list includes “form of” documents. Please advise us if you do not intend on filing final, executed documents prior to effectiveness of the registration statement.

Response: Prior to the effectiveness of the Registration Statement, the Issuer will file final, executed versions of each agreement and document listed in the exhibit index.

Exhibit 8.1 - Form of Opinion of Alston & Bird LLP

22.

Comment:Refer to paragraph two of page 2 of the draft opinion. Please revise to limit the scope of reliance on information presented in the Officer’s Certificate to factual representations or advise.

Response: The Issuer’s legal counsel has revised its opinion, as requested, in the version filed with Amendment No.1 as Exhibit 8.1.

Should you have any further questions or need additional information, please do not hesitate to contact me at (214) 922-3405.

Sincerely,

/s/ Gustav F. Bahn
Gustav F. Bahn

cc:	Brett C. Moody, Moody National Companies
Rosemarie A. Thurston, Alston & Bird LLP Jay V. Shah, Alston & Bird LLP